Project of Change of Equity involves the Value of the Rights and Interests of all the Shareholders in Guangzhou MONTE FINO Yacht Co.,

Ltd • General catalogue

The Assessment Report of Project of Change of Equity involves the Value of the Rights and Interests of all the Shareholders in

Guangzhou MONTE FINO Yacht co., Ltd

Su Dongzheng appraisal report words [2019] No. 020

Suzhou Dongzheng Assets Assessment Firm

Project of Change of Equity involves the Value of the Rights and Interests of all the Shareholders in Guangzhou MONTE FINO Yacht Co. , Ltd

Suzhou Dongzment Firm

•Statement

Project of Change of Equity involves the Value of the

Rights and Interests of all the Shareholders in Guangzhou MONTE FINO Yacht co., Ltd

Contents

Assessment report•statement...

Assessment

Assessment report•Text....

1 .lntroduction

2.The entrusting party ,the owner of the property right and other users of assessment report other than the entrusting party..

3. Purposes of evaluation....................

4. Object of evaluation and scope of evaluation... ..

5.Types of value and their definitions....................

Suzhou Dongzheng Assets Assessment Firm

Project of Change of Equity involves the Value of the Rights and Interests of all the Shareholders in Guangzhou MONTE FINO Yacht Co.,

6. Base date of evaluation... ....

7.Basis of evaluation........................... .. ..

8. Appraisal method

13. Restrictions on the use of assessment report.14

14. The date of issusing assessment report................................... 16

Suzhou Dongzheng Assets Assessment Firm

Project of Change of Equity involves the Value of the Rights and Interests of all the Shareholders in Guangzhou MONTE FINO Yacht Co. ,

Ltd•Statement

Assessment report•statement

1. In the process of carrying out this asset evaluation,we have followed the relevant laws, regulations and criteria for asset evaluation and followed the principles of independence, objectivity and impartiality. In light of the facts we have gotten to know in practice, the matters stated in the evaluation report are objective and true. We follow the criteria and related norms for asset evaluation in our analysis, judgment and inference, as well as the assessment report issued by us.

2. We did not take the preestablished value as the assessment conclusion in the assessment report issued by us.

3. There is no conflict interest between the object of evaluation in the assessment report and us, neither conflict interest between the parties concerned and us, therefore, we have no prejudice against the parties concerned.

4. We've conducted an on-site survey of the objects in the assessment report,and have given the necessary attention to the ownership of the subject, and have examined the data on the subject's ownership.However, it is impossible for us to make any kind of guarantee to the authenticity of the legal ownership of the subject. We have asked the enterprise to improve the property right to meet the requirements of the assessment report and we have disclosed the problems found.

5. We have the essential professional qualifications and relevant professional evaluation experience for conducting the evaluate business. We have disclosed the use of reports from other agencies in the assessment report.

6. The analysis, judgments and conclusions in our assessment report are limited by the hypothesis and restrained conditions contained in the assessment report. The user of the evaluation report shall pay due attention to the explanation of special remarks contained in the assessment report and its impact on the conclusions of evaluation.

7. We estimate the value of the evaluation object and express professional opinions, which is the reference basis for the realization of economic behavior. The assessment report we issue and its conclusions disclosed are limited to the purposes of the evaluation as set out in the assessment report, and are used only within the duration of the use of the conclusions of evaluation.We shall not be liable for the consequences of improper use of this assessment report.

8. This evaluation report shall only be used by the designated users of the report, shall only used by State-owned assets Evaluation Project Supervision Authority for record approval and evaluating the projects, and shall only used by regulatory authority for assessment business for inspecting and evaluating the work of the asset

Suzhou Dongzheng Assets Assessment Firm 1

Project of Change of Equity involves the Value of the Rights and Interests of all the Shareholders in Guangzhou MONTE FINO Yacht Co. , Ltd

assessment firms. Except as stipulated by laws and regulations, the whole or part of the material related to this assessment report shall not be made available to any other unit or individual or made available to the public media.

•Text

Project of Change of Equity involves the Value of the

Rights and Interests of all the Shareholders in

Guangzhou MONTE FINO Yacht co., Ltd

Assessment report•Summary

Su Dongzheng appraisal report words [2019] No. 020

Entrusted by VIVIC CORPORATION, in accordance with the laws and regulations of the State governing the valuation of assets, and in accordance with the principles of independence, objectivity and science,we, Suzhou Dongzheng Assets Assessment Firm use the methods and statutory procedures for the evaluation of assets generally accepted and such other procedures as we deem necessary to fairly reflect the market value of the assets and liabilities as stated on the basis date of the valuation of the changes in equity of Guangzhou MONTE FINO Yacht co., Ltd.

The purpose of this appraisal is to determine the fair value of all shareholders' rights and interests of the shareholders of the Guangzhou MONTE FINO Yacht Co., Ltd.

on the base date of the appraisal, and provide the valuable reference for the change of the equity of the Guangzhou MONTE FINO Yacht Co., Ltd. The scope and target of the assessment are the assets and liabilities of Guangzhou MONTE FINO Yacht Co., Ltd., which were included in the assessment at the base date of the assessment. The evaluation base date is March 31, 2019.

This assessment follows the relevant economic principles, such as the laws and regulations on asset evaluation in China, the principles of independent, objective and scientific work, the principle of sustainable operation of assets, the principle of substitution,etc.We use the cost-sum method to evaluate the assets and liabilities on the premise of the continued use of the assets and the open market based on the actual state of the assets assessed, the relevant market transaction information and current market price standards, and refers to the historical cost records of the assets.The type of value assessed is open market value. The type of value assessed is open market value. We obtain the the assets and liabilities of Guangzhou MONTE FINO Yacht Co., Ltd. which are included in

Suzhou Dongzheng Assets Assessment Firm 2

Project of Change of Equity involves the Value of the Rights and Interests of all the Shareholders in Guangzhou MONTE FINO Yacht Co. ,

the assessment scope at the base date of the assessment based on the assessment procedures such as inventory verification, field survey, market survey and certification, evaluation and estimation.The conclusions of the assessment are as

Ltd•Text

follows:

The total book value of assets is CNY 3.8904 million, and the evaluation value is

4.6924 million.

The total book value of liability is CNY 4.1104 million, and the evaluation value is CNY 4.1104 million.

The book value of net assets is CNY -200,000,and the evaluation value is CNY 582,000, The Increases in assessed value is CNY 802,000. The value added rate is 364.55%.Details of the conclusions of assessment can be found in the inventory of evaluation detailed statement.

Summary sheet of assets appraisal results

Unit of amount: CNY ten thousand an

				-Increases -or decrea Ses in Assessed Value
					/Ax1000/
Current assets:	1	386.94	469.14	82.20	21.24
Non-current assets	2	2.10	0.10	-2.00	-95.24
Including: Financial assets available for sale	3
Held-to-maturity investment	4
Long-term receivables	5
Long-term equity investments	6	2.10	0.10	-2.00	95.24
Investment properties	7
Fixed assets	8
Construction in progress	9
Project material	10
Disposal of fixed assets	11
Productive biological assets	12
Oil and gas assets	13
Intangible assets	14
Development expenditure	15
Long-term deferred ex enses	17
Total assets	20	389.04	469.24	80.20	20.61
Current liabilities	21	411.04	411.04
Non-current liability	22

Suzhou Dongzheng Assets Assessment Firm 4

Project of Change of Equity involves the Value of the Rights and Interests of all the Shareholders in Guangzhou MONTE FINO Yacht Co., Ltd

•Text

Total liabilities	23	411.04	411.04
Net assets		-22.00	58.02	80.20	364.55

This report is valid for one year, namely from March 31, 2019 to March 30, 2020. The above are selected from the assessment report. Please read the full text of the assessment report carefully to get a full understanding of the assessment project.

Suzhou Dongzhe

Suzhou Dongzheng Assets Assessment Firm 5